UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GOLDEN STAR RESOURCES LTD.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

38119T807

(CUSIP Number)

January 1, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 38119T807

1	Names of reporting persons Condire Management, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 10,767,905
	7	Sole dispositive power 0
	8	Shared dispositive power 9,993,249

9	Aggregate amount beneficially owned by each reporting person 10,767,905
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.7%
12	Type of reporting person (see instructions) IA, PN

SCHEDULE 13G

CUSIP No. 38119T807

1	Names of reporting persons Condire Management GP Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 10,767,905
	7	Sole dispositive power 0
	8	Shared dispositive power 9,993,249

9	Aggregate amount beneficially owned by each reporting person 10,767,905
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.7%
12	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 38119T807

1	Names of reporting persons Ryan E. Schedler
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 10,767,905
	7	Sole dispositive power 0
	8	Shared dispositive power 9,993,249

9	Aggregate amount beneficially owned by each reporting person 10,767,905
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.7%
12	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 38119T807

1	Names of reporting persons Bradley J. Shisler
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 10,767,905
	7	Sole dispositive power 0
	8	Shared dispositive power 9,993,249

9	Aggregate amount beneficially owned by each reporting person 10,767,905
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.7%
12	Type of reporting person (see instructions) IN

Item 1(a)	Name of issuer:

Golden Star Resources Ltd. (the “Issuer”)

Item 1(b)	Address of issuer’s principal executive offices:

333 Bay Street, Suite 2400, Toronto, Ontario M5H 2T6, Canada

Item 2(a)	Name of person filing:

This Statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”)

i)	Condire Management, LP (“Condire Management”);

ii)	Condire Management GP Holdings, LLC (“Condire Management GP”);

iii)	Ryan E. Schedler (“Mr. Schedler”); and

iv)	Bradley J. Shisler (“Mr. Shisler”).

This Statement relates to Shares (as defined herein) held for the accounts of Condire Resource Master Partnership, LP, a Cayman Islands exempted limited partnership (“Condire Resource”), and Silver Teal, LP, a Texas limited partnership (“Silver Teal”). This Statement is being filed by the Reporting Persons due to the transition from CPMG, Inc. serving as investment manager to Condire Resource and Silver Teal to Condire Management serving in such capacity as of January 1, 2021. As such, Condire Management may be deemed the indirect beneficial owner of securities held by Condire Resource and Silver Teal. Condire Management GP serves as the general partner of Condire Management and, therefore, may be deemed the indirect beneficial owner of securities held by Condire Resource and Silver Teal. Mr. Schedler and Mr. Shisler are the managing members of Condire Management GP and, therefore, may be deemed the indirect beneficial owner of securities held by Condire Resource and Silver Teal.

Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of each of the Reporting Persons is 2000 McKinney Ave., Suite 2125, Dallas, Texas 75201.

Item 2(c)	Citizenship:

i)	Condire Management is a Texas limited partnership;

ii)	Condire Management GP is a Texas limited liability company;

iii)	Mr. Schedler is a citizen of the United States of America; and

iii)	Mr. Shisler is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, no par value (the “Shares”)

Item 2(e)	CUSIP No.:

38119T807

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 10,767,905 Shares. This includes: (i) 9,993,249 Shares held for the account of Condire Resource; and (ii) 774,656 Shares held for the account of Silver Teal, over which the Reporting Persons have only voting power.

(b)	Percent of Class:

As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of approximately 9.7% of the Shares outstanding, based on 111,313,595 Shares outstanding as of February 24, 2021, according to Exhibit 99.1 to the Issuer’s Form 6-K, filed on February 24, 2021.

(c)	Number of shares as to which such person has:

As of the date hereof, for each of the Reporting Persons:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 10,767,905

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 9,993,249

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See disclosures in Item 2 and 4 hereof. Condire Resource and its feeder funds, Condire Resource Partners, LP and Condire Resource Offshore Partners, Ltd., are each known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 25, 2021

CONDIRE MANAGEMENT, LP

/s/ Ryan E. Schedler
Managing Member of Condire Management GP Holdings, LLC, the General Partner of Condire Management, LP

CONDIRE MANAGEMENT GP HOLDINGS, LLC

/s/ Ryan E. Schedler
Managing Member

RYAN E. SCHEDLER

/s/ Ryan E. Schedler

BRADLEY J. SHISLER

/s/ Bradley J. Shisler

EXHBIT INDEX

Exhibit	Page No.
A. Joint Filing Agreement	11